UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-33392

NYSE Euronext

(Exact name of registrant as specified in its charter)

11 Wall Street

New York, New York 10005

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock

Preferred Stock

Unsold Debt Securities

2.000% Notes due 2017

4.80% Notes due 2013

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock: 0
Preferred Stock: 0
Unsold Debt Securities: 0
2.000% Notes due 2017: 70
4.80% Notes due 2013: 0

Pursuant to the requirements of the Securities Exchange Act of 1934, NYSE Euronext Holdings LLC, as successor by merger to NYSE Euronext, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 25, 2013	NYSE EURONEXT HOLDINGS LLC

	By:	/s/ JOHNATHAN H. SHORT
		Name:	Johnathan H. Short
		Title:	Manager